Item 1


         Cash Analysis of Financial Condition and Results of Operations

                            Three Month Period from
                        March 15, 2000 to June 15, 2000

I    Background and General Information

     On July 15, 1998 ("the Closing Date"), AerCo Limited ("AerCo" or "the Company"), a Jersey limited liability company, issued $800 million of notes in four subclasses, subclass A-1, subclass A-2, subclass B-1 and subclass C-1 (the "notes"). The Company also issued two additional subclasses of notes, the subclass D-1 notes and the subclass E-1 notes which were initially purchased by AerFi Group plc ("AerFi Group"). The Company used the proceeds from the issuance of notes, the subclass D-1 notes and the subclass E-1 notes (i) to acquire the issued and outstanding capital stock of Aircraft Lease Portfolio Securitization 94-1 Limited, a Jersey limited liability company ("ALPS 94-1") (and thereby to indirectly acquire ALPS 94-1's portfolio of 25 aircraft and the related leases), (ii) to finance the repayment of all of ALPS 94-1's existing financial indebtedness and (iii) to finance the acquisition of 10 aircraft and the related leases from AerFi Group and its subsidiaries ("AerFi") through the acquisition of 100% of the capital stock of three wholly owned subsidiaries of AerFi Group.

     On May 14, 1999, AerCo consummated an exchange offer under which the notes were exchanged for new notes which are registered with the Securities and Exchange Commission. The registration statement filed by AerCo in connection with the exchange offer went effective on April 15, 1999 (the "Registration Statement").

     Applying the declining value assumptions to the original July 15, 1998 fleet appraisal of $952.0 million and adjusting for aircraft sales, the total appraised value was assumed to be $845.9 million at June 15, 2000. The fleet is appraised annually and the most recent appraisal dated February 18, 2000 valued the portfolio at $849.5 million.

     AerCo is a special purpose vehicle which currently owns (directly and indirectly) 33 aircraft, which are on operating leases, having sold one Fokker 100 aircraft in January 1999 and a second Fokker 100 aircraft in July 1999. AerCo may also acquire additional aircraft and any related existing leases or similar arrangements from various sellers, which may include AerFi. Additional aircraft may include among other things, aircraft, engines and entities with an ownership or leasehold interest in aircraft or engines. AerCo will finance acquisitions of additional aircraft with external funds, including issuing additional notes. Any acquisition of further aircraft will be subject to certain confirmations from the Rating Agencies and compliance with certain operating covenants of AerCo set out in the Indenture dated as of July 15, 1998 by and between AerCo and Bankers Trust Company, as trustee of the notes (the "Indenture").

     As of June 15, 2000, 33 aircraft were on-lease in 15 countries as shown on page 14 attached.

     The discussion and analysis which follows is based on the results of AerCo Limited and its subsidiaries as a single entity (collectively the "AerCo Group").

     AerCo Group's cash receipts and disbursements are determined, in part, by the overall economic condition of the aircraft operating leasing market. This in turn, is affected by various cyclical factors including interest rates, the availability of credit, fuel costs and general and regional economic conditions affecting airline operations and trading; aircraft manufacturer production levels; passenger demand; retirement and obsolescence of aircraft models;


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manufacturers exiting or entering the market or ceasing to produce aircraft types; re-introduction into service of aircraft previously in storage; governmental regulation; air traffic control infrastructure constraints; capital market risks and general risk of lessee default.

     AerCo Group's ability to compete against other lessors is determined, in part, by the composition of its fleet in terms of mix, relative age and popularity of the aircraft types. In addition, operating restrictions imposed by the Indenture, and the ability of other lessors, who may possess substantially greater financial resources, to offer leases on more favorable terms than AerCo Group, may also impact AerCo Group's ability to compete other lessors.

     For the purposes of this report, the "Three Month Period", referred to on page 9 "Comparison of Actual Cash versus the Adjusted Base Case for the Three Month Period", comprises information from the monthly cash reports dated April 15, 2000 through to June 15, 2000. The financial data in these reports includes cash receipts from March 10, 2000 (first day of the Collection Period for the April 2000 Report) up to June 9, 2000 (last day of the Collection Period for the June 2000 Report). Page 11 presents the cashflow information from July 15, 1998 to the June 2000 Payment Date. This report, however, limits its commentary to the Three Month Period.

II Comparison of Actual Cash Flows versus the 1998 Adjusted Base Case for the Three Month Period

     The June 23, 1998 Offering Memorandum (the "Offering Memorandum") and the April 15, 1999 Registration Statement (the "Registration Statement") for the notes contain assumptions in respect of AerCo Group's future cash flows and expenses (the "1998 Base Case"). The 1998 Base Case has been adjusted to take account of the two aircraft sales (the "Adjusted Base Case"). For the purpose of this report, "Net Cash Collections" is defined as Total Cash Collections less Total Cash Expenses, Interest Payments and Swap Payments. A discussion of the total Cash Collections, Cash Expenses, Interest Payments and Principal Payments is given below and should be read in conjunction with the analysis on page 9.

CASH COLLECTIONS

     "Total Cash Collections" include Net Lease Rentals (Contracted Lease Rentals less Net Stress-related Costs), Movement in Current Arrears Balance, Interest Earned , Aircraft Sales and Net Maintenance. In the Three Month Period, AerCo generated approximately $30.5 million in Total Cash Collections, $3.4 million greater than the Adjusted Base Case. This difference is due to a combination of the factors set out below (the numbers in brackets refer to the line item number shown on page 10).

[2]  Renegotiated Leases

     Renegotiated Leases refers to the loss in rental revenue caused by a lessee negotiating a reduction in the lease rental. Typically, this can be a permanent reduction over the remaining lease term in exchange for other contractual concessions. In the Three Month Period, the amount of revenue loss attributed to Renegotiated Leases was $0.3 million and relates to leases renegotiated with two lessees. The new rentals were reset at the then prevailing market rate for these aircraft types in exchange for lease extensions.


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[3]  Rental Resets Including Interest Rate Adjustments for Floating Rate Leases

     Rental Resets is a measure of the loss in rental revenue when new lease rates are lower than those assumed in the Adjusted Base Case, including lease rate adjustments for changes in interest rates on floating rate leases. This amounted to $1.4 million in the Three Month Period.

[4]  Aircraft Sales

     Aircraft Sales is a measure of the loss in rental revenue as a result of aircraft sales. In the Three Month Period, the amount of lost revenue attributed to Aircraft Sales was $1.0 million, relating to two F100 aircraft sold in prior periods.

[5]  Contracted Lease Rentals

     Contracted Lease Rentals represents the current contracted lease rental rollout which equates to the 1998 adjusted Base Case Lease Rentals less adjustments for Renegotiated Leases, Rental Resets and Aircraft Sales. For the Three Month Period, Contracted Lease Rentals were $26.6 million, $1.7 million less than assumed in the 1998 Adjusted Base Case. The difference is due to losses from renegotiated leases, rental resets and aircraft sales as discussed above.

[5]  Movement in Current Arrears Balance

     Current Arrears is the total contracted lease rentals outstanding from current lessees at a given date and excludes any amounts classified Bad Debts. The current arrears balance at the start of the Three Month Period was $2.6 million versus $2.7 million at the end, a negative movement of $0.1 million.

     Analysis of Current Arrears Balances

                                      % of     Current   Current    Movement
                                   Appraised   Arrears   Arrears   In Current
  Aircraft Type   Country            Value*    15/3/00   15/6/00    Arrears
  -------------   -------            ------    -------   -------    -------
                                                 $M        $M         $M
1 B747-200........North America       3.18       1.5       2.4       (0.9)
2 A320-200........North America       3.52       0.6         -        0.6
3 A320-200........United Kingdom      6.83       0.5         -        0.5
4 A320............Italy               3.00         -       0.3       (0.3)
                                     -----       ---       ---        ---
  Total............................. 16.53       2.6       2.7       (0.1)
                                     =====       ===       ===        ===
---------
*    Appraised Value as of February 18, 2000

     At March 15, 2000, 3 lessees in arrears owed $2.6 million, against which , AerCo Group held security deposits of $0.5 million.

     As at June 15, 2000, two lessees were in arrears, owing $2.7 million, against which AerCo Group held security deposits of $1.0 million. On February 29, 2000 one of the three lessees (Tower Air) filed for Chapter 11 bankruptcy protection in the U.S. in its attempts to restructure its operations. See
Section IV "Recent Developments".

Net Stress-Related Costs

     Net Stress-related Costs is a combination of all the factors which can cause actual lease rentals received to differ from the Contracted Lease Rentals. The Adjusted Base Case assumed net stress-related costs equal to 6% of the Adjusted Base Case Lease Rentals. For the Three Month Period, net stress-related costs amounted to a cash inflow of $1.6 million (5.2% of


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Contracted Lease Rentals) compared to $1.7 million outflow assumed in the
Adjusted Base Case, a variance of $3.3 million that is due to the following six factors described in items [8] to [13] below.

[8]  Bad Debts and [10] Security Deposits Drawn Down

     Bad Debts are arrears owed by lessees who have defaulted and which are deemed irrecoverable. These arrears are partially offset by the draw down of security deposits held and amounts subsequently recovered from the defaulted lessee. There were no bad debts or security deposit drawdowns during the Three Month Period.

[9]  Deferred Arrears Balance

     Deferred Arrears Balance refers to current arrears that have been capitalized and restructured into a deferred balance. In the Three Month Period, AerCo received payments totalling $1.5 million from two lessees in accordance with these agreed schedules.

[11] Aircraft on Ground ("AOG")

     AOG is defined as the Base Case lease rental lost when an aircraft is off-lease and non-revenue earning. AerCo has not experienced any off lease aircraft during the Three Month Period.

[12] Other Leasing Income

     Other Leasing Income consists of miscellaneous income received in connection with a lease other than contracted rentals, maintenance receipts and security deposits, such as early termination payments or default interest. In the Three Month Period, other leasing income amounted to $0.04 million.

[13] Repossession Costs

     Repossession Costs cover legal and aircraft technical costs incurred as a result of repossessing an aircraft. In the Three Month Period AerCo has experienced no aircraft repossession costs.

[15] Net Lease Rentals

     Net Lease Rentals is Contracted Lease Rentals less any movement in Current Arrears Balance and Net Stress-related Costs. In the Three Month Period, net lease rentals amounted to $28.1 million, $1.5 million greater than assumed in the Adjusted Base Case. The variance was attributable to the combined effect of the factors outlined in items [2], [3] and [4] and in items [6] to [13] above.

[16] Interest Earned

       Interest earned relates to interest received on cash balances held in the Collection and Expense Accounts. Cash held in the Collection Account consists of the cash liquidity reserve amount of $40 million plus the security deposit amount, in addition to the intra-month cash balances for all the rentals and maintenance payments collected prior to the monthly payment date. The Expense Account contains cash set aside to pay for expenses which are expected to be payable over the next month. In the Three Month Period, interest earned amounted to $0.8 million, $0.3 million more than assumed in the Adjusted Base Case. The difference is due to a combination of two factors. The Adjusted Base Case made no assumption as to the interest


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earned on the intra-month cash balances in the Collection Account and Expense
Account and the average actual reinvestment rate for the Three Month Period was 5.8% as compared to 5.75% assumed in the Adjusted Base Case.

[17] Aircraft Sales

     There were no aircraft sales during the Three Month Period.

[18] Net Maintenance

     Net Maintenance refers to maintenance reserve revenue received less any maintenance reimbursements paid to lessees. In the Three Month Period, actual maintenance reserve revenue received amounted to $2.5 million from 15 lessees and maintenance expenditure amounted to $0.9 million, generating positive net maintenance revenue of $1.6 million. The Adjusted Base Case makes no assumptions for net maintenance as it assumes that, over time, maintenance revenue will equal maintenance expenditure. However, it is unlikely that in any particular Note Payment Period, maintenance revenue will exactly equal maintenance expenses.

CASH EXPENSES

     "Total Cash Expenses" include Aircraft Operating Expenses and Selling, General and Administrative ("SG&A") Expenses. In the Three Month Period, Total Cash Expenses were $3.7 million. A number of offsetting factors discussed below have given rise to this.

     Aircraft Operating Expenses includes all operational costs related to the leasing of an aircraft including costs of insurance, re-leasing and other overhead costs. In the Three Month Period, Aircraft Operating Expenses amounted to $1.8 million compared to $0.6 million per the 1998 Adjusted Base Case, which assumed these costs to be 2% of the 1998 Adjusted Base Case Lease Rentals.

[20] Insurance

     Insurance Costs amounted to $0.2 million relating to the insurance costs associated with the fleet.

[21] Re-leasing and other overhead costs

     Re-leasing and other overhead costs consist of miscellaneous re-delivery and leasing costs associated with re-leasing events. In the Three Month Period these costs amounted to $1.6 million.

     SG&A Expenses relate to fees paid to the Aircraft Servicer and to other service providers.

[20] Aircraft Servicer Fees

     The Aircraft Servicer Fees are defined as amounts paid to the Aircraft Servicer, Babcock & Brown, in accordance with the terms of the Servicing Agreement. In the Three Month Period, the total Aircraft Servicer fee paid was $0.5 million, $1.0 million less than assumed in the Adjusted Base Case, as the FY2000 incentive fee has not yet been paid.


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


     Aircraft Servicer Fees consist of:

                                                                      $mm
                                                                      ---
     Retainer Fee.................................................... 0.2
     Rent Collected Fee.............................................. 0.2
     Incentive Fee 1998/99........................................... 0.1
                                                                      ---
     Total Servicer Fee.............................................. 0.5
                                                                      ===

     The Retainer Fee is a fixed amount per month per aircraft and changes only as aircraft are acquired or sold.

[25] Other Fees

     Other Fees relate to fees and expenses paid to other Service providers including the Administrative Agent, financial advisor, legal advisors, accountants and the directors. In the Three Month Period, Other Fees amounted to $1.3 million equal to an assumed expense of $1.3 million in the Adjusted Base Case.

[31] Interest Payments and [31] Swap Payments

     In the Three Month Period, interest payments to Noteholders amounted to $13.7 million. This is $0.2 million lower than the Adjusted Base Case, which assumed interest costs for the Three Month Period to be $13.9 million. The variance reflects a higher than expected level of average interest rates and lower interest payments to the E-Noteholders. The Adjusted Base Case assumed LIBOR to be 5.75% whereas the average monthly LIBOR rate was 5.8%. AerCo has net swap receipts of $0.3 million compared with costs of $0.2 million assumed in the Adjusted Base Case for the Three Month Period.

[34] Principal Payments

     In the Three Month Period, total principal payments to Noteholders amounted to $13.8 million, $4.3 million more than assumed in the Adjusted Base Case, reflecting the application of the positive Net Cash Collections variance of $4.3 million.

III  Other Financial Data

     Weakly capitalized airlines are more likely than well capitalized airlines to seek operating leases. Therefore, many of the lessees are in a relative weak financial position and several of them have faced and continue to face severe economic difficulties.

     At of June 9, 2000, amounts outstanding for more than 30 days for rental payments, due under the leases equalled $2.7 million for two lessees who had a total of two aircraft on lease. The outstanding amounts are net of agreed deferrals or other restructuring and default interest.

     As of June 9, 2000, Tower Air, a North American lessee, representing 0.32% of the portfolio by appraised value at February 18, 2000, owed $3.9 million in rent, all of which was in arrears for more than 30 days. Tower Air has filed for Chapter 11 bankruptcy protection.

     PAL, the lessee of two B737-300 aircraft representing 4.9% of the portfolio by appraised value at February 18, 2000 has been adversely affected by the Asian economic crisis such that it sought bankruptcy protection in 1998. As part of PAL's rehabilitation plan, the Aircraft Servicer has agreed with PAL to a schedule covering the payment of arrearages over the period to December 31, 2003 and the extension of leases. At June 9, 2000, these arrearages amounted to


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


$2.3 million. All amounts have been paid in accordance with the scheduled terms as of June 9, 2000.

     AerCo expects to respond to the needs of lessees in financial difficulty including restructuring the applicable leases or agreeing to rent deferrals. The restructurings will typically involve the rescheduling of rental payments for a specified period. In addition, certain restructurings may involve the voluntary early termination of a lease, the replacement of aircraft with less expensive aircraft and the arrangement of sub-leases from the lessee to another aircraft operator. In certain cases, it may be necessary to repossess aircraft from defaulting lessees and re-lease the aircraft to other lessees. The early termination of leases may lead AerCo to incur swap breakage costs under its agreements with swap providers which could be substantial.

     Certain lessees have experienced periodic difficulties in meeting their maintenance obligations under the leases. Such difficulties are caused by the failure of the lessee to have in place a well established maintenance program, adverse climate and other environmental conditions in the locations where the aircraft are operated or financial and labor difficulties experienced by the relevant lessee.

IV   Recent Developments

     Asia Pacific Concentration. At June 9, 2000, 22.2% of the aircraft by appraised value at February 18, 2000 were leased by operators in "emerging" markets in the Asia Pacific region, including China, the Philippines, South Korea, Taiwan and India. One lessee, Asiana, leased 6.0% of the aircraft by appraised value at February 18, 2000.

     Trading conditions in Asia's civil aviation industry have been adversely affected by the severe economic and financial difficulties recently in the region. The economies of the region have experienced acute difficulties including many business failures, significant depreciation of local currencies against the dollar, downgrading of sovereign and corporate credit ratings and internationally organized financial stability measures. One Asian lessee, PAL, who lease 4.9% of the aircraft by appraised value at February 18, 2000 has been adversely affected by the Asian economic crisis such that it sought bankruptcy protection in 1998. As part of its rehabilitation plan, certain of PAL's outstanding lease obligations were re-scheduled in 1999. Several other airlines in the region scheduled their aircraft purchase obligations, eliminated certain routes and reduced employees. A continuation of this downturn in the region's economies may further undermine business confidence, reduce demand for air travel and adversely affect the Asian lessees' operations and their ability to meet their obligations.

     Latin American Concentration. At June 9, 2000, 13.6% of the aircraft by appraised value at February 18, 2000 were leased by operators in "emerging markets" in Latin America, principally Brazil, Chile and Colombia. The financial prospects for lessees in Latin America depend on the level of political stability and economic activity and policies in the region. Developments in other "emerging markets" may also affect the economies of Latin America and the entire region.

     Most significantly, in 1999 Brazil experienced significant downturns in its economy and financial markets, with large decreases in financial asset prices and dramatic decreases in the value of its currency. One of the lessees, TAM representing 4.8% of the aircraft by appraised value at February 18, 2000 operates three of the aircraft in Brazil. Continued weakness in the value of the Brazilian real, as well as any further general deterioration in the Brazilian economy, means that this lessee may be unable to generate sufficient revenues in Brazilian currency to pay the dollar-denominated rental payments under the leases. More importantly, financial and economic problems in Brazil could spread throughout Latin America and other "emerging" economies, having a similar effect on many of our other lessees.


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


     European Concentration. At June 9, 2000, 49.0% of the aircraft by appraised value at February 18, 2000 were leased by operators based in Europe. Of this amount, lessees of 32.1% of the aircraft are based in "developed" European markets, principally the United Kingdom and Spain. Lessees of the remaining 16.9% of the aircraft were based in "emerging" European markets, principally Turkey. One lessee, Spanair, leased 11.4% of the aircraft by appraised value at February 18, 2000. As of June 9, 2000, 17.7% of the aircraft by appraised value at February 18, 2000 were leased to charter operators in the tourism industry, principally in the United Kingdom.

     The commercial aviation industry in Europe is very sensitive to general economic conditions. Since air travel is largely discretionary, the industry tends to suffer severe financial difficulties during slow economic periods. As a result, the financial prospects for European lessees will depend on the level of economic activity in Europe and in the specific countries where they operate. A recession or other worsening of economic conditions in any European country may adversely affect the European lessees' ability to meet their financial and other obligations. Most European currencies in which European airlines primarily receive their revenue have fallen in value in the last number of months when measured against the United States dollar adversely affecting the ability of those airlines to meet dollar denominated lease rental and other operating costs. Competitive pressures from continuing deregulation of the airline industry by the EU may also adversely affect European lessees' operations and their ability to meet their obligations under the new leases.

     At June 9, 2000, 14.2% of the aircraft by appraised value at February 18, 2000 were on lease to Turkish lessees. Turkey was hit by a series of severe earthquakes in 1999 and damage caused by the earthquakes and the consequent fall off in tourist traffic has adversely affected the ability of these airlines to operate and meet their financial obligations under the leases. In addition, the fall in value of the Deutsche Mark, the principal currency in which Turkish airlines receive their revenues, against the US dollar, may affect the ability of these airlines to pay dollar denominated costs including lease rentals.

North American Concentration. At June 9, 2000, 15.2% of the aircraft by appraised value at February 18, 2000 were leased by operators in North America. As in Europe, the commercial aviation industry in North America is highly sensitive to general economic conditions. Since airline travel is largely discretionary, the industry has suffered severe financial difficulties during economic downturns. Over the last several years, nearly half of the major North American passenger airlines have filed Chapter 11 bankruptcy proceedings and several major U.S. airlines have ceased operations.

Tower Air, the lessee of one Boeing 747-200 aircraft, which represents 3.2% of the aircraft by appraised value at February 18, 2000, has filed for Chapter 11 bankruptcy protection. It is currently unclear as to whether the lessee will seek to retain the aircraft in its fleet. In the event that this aircraft is returned to AerCo, AerCo is not confident that it has any immediate placement opportunities for this Boeing 747-200 aircraft. The opportunities for lease or sale of this aircraft type are currently extremely limited. If the Boeing 747-200 aircraft on lease to Tower Air is returned, the technical costs required to ensure that the aircraft is in a suitable condition for releasing will be significant. Accordingly, AerCo is examining all possibilities in respect of this aircraft, including a worst case scenario which would involve realising the scrap value.


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

    Comparison of Actual Cash Flows Versus Adjusted Base Case Cash Flows for
                             the Three Month Period

                                                                                     % of 1998 Lease Rentals
                                                                                   under the Adjusted Base Case
                                                              Adjusted                       Adjusted
                                                      Actual  Base Case  Variance    Actual  Base Case  Variance
                                                      (All amounts in US dollars
                                                       unless otherwise stated)
                      CASH COLLECTIONS
[1]                   Lease Rentals                   29.36       29.36     0.00    100.0%     100.0%      0.0%
[2]                   - Renegotiated Leases           (0.30)       0.00    (0.30)    (1.0%)      0.0%     (1.0%)
[3]                   - Rental Resets                 (1.44)       0.00    (1.44)    (4.9%)      0.0%     (4.9%)
[4]                   - Aircraft Sales                (1.03)      (1.03)    0.00     (3.5%)     (3.5%)     0.0%
                                                      ------     ------     ----    ------     ------      ----

[5] Sum of [1]..[5]   Contracted Lease Rentals         26.59      28.32    (1.74)     90.6%      96.5%    (5.9%)
[6]                   Movement in Current Arrears      (0.09)      0.00    (0.09)     (0.3%)      0.0%    (0.3%)
                      Balance
[7]                   less Net Stress Related Costs
[8]                   - Bad Debts                       0.00      (0.29)    0.29       0.0%      (1.0%)    1.0%
[9]                   - Deferred Arrears Balances       1.54       0.00     1.54       5.2%       0.0%     5.2%
[10]                  - Security Deposits drawn down    0.00       0.00     0.00       0.0%       0.0%     0.0%
[11]                  - AOG                             0.00      (1.23)    1.23       0.0%      (4.2%)    4.2%
[12]                  - Other Leasing Income            0.04       0.00     0.04       0.1%       0.0%     0.1%
[13]                  - Repossession                    0.00      (0.23)    0.23       0.0%      (0.8%)    0.8%
                                                        ----     ------     ----       ----       ----    -----
[14] Sum of [8]..[13] Sub-total                         1.58      (1.75)    3.33       5.4%      (6.0%)   11.4%

[15] [5]+[6]+[14]     Net Lease Rental                 28.08      26.57     1.51      95.6%      90.5%     5.1%
[16]                  Interest Earned                   0.84       0.56     0.28       2.9%       1.9%     1.0%
[17]                  Aircraft Sales                    0.00       0.00     0.00       0.0%       0.0%     0.0%
[18]                  Net Maintenance                   1.60       0.00     1.60       5.4%       0.0%     5.4%
                                                       -----      -----     ----     ------      -----    -----

[19] Sum of [15]..[18] Total Cash Collections          30.52      27.13     3.38     103.9%      92.4%    11.5%
                                                       =====      =====     ====     ======      =====    =====

                      CASH EXPENSES
                      Aircraft Operating Expenses
[20]                  - Insurance                      (0.18)      0.00    (0.18)     (0.6%)      0.0%    (0.6%)
[21]                  - Re-leasing and other           (1.63)     (0.59)   (1.04)     (5.5%)     (2.0%)   (3.5%)
                                                      ------     ------   ------     ------      -----    -----

[22]  [20]+[21]       Sub-total                        (1.81)     (0.59)   (1.22)     (6.2%)     (2.0%)   (4.2%)
                      SG&A Expenses
[23]                  Aircraft Servicer Fees
                      - Retainer Fee                   (0.23)     (0.79)    0.56      (0.8%)     (2.7%)    1.9%
                      - Rent Collected Fee             (0.25)      0.00    (0.25)     (0.9%)      0.0%    (0.9%)
                      - Incentive Fee                  (0.06)     (0.80)    0.74      (0.2%)     (2.7%)    2.5%
                      - Sales Fee                       0.00       0.00     0.00       0.0%       0.0%     0.0%
                                                        ----       ----     ----       ----      -----     ----
[24]  [23]            Sub-total                        (0.54)     (1.58)    1.04      (1.9%)     (5.4%)    3.5%
[25]                  Other Servicer Fees              (1.31)     (1.36)    0.05      (4.5%)     (4.6%)    0.2%
                                                       -----       ----     ----       ----      -----     ----
[26]  [24]+[25]       Sub-total                        (1.86)     (2.95)    1.09      (6.3%)    (10.0%)    3.7%
                                                       =====       ====     ====       ====      =====     ====

[27]  [26]+[22]       Total Cash Expenses              (3.66)     (3.53)   (0.13)    (12.5%)    (12.0%)   (0.4%)
                                                       =====       ====     ====      =====      =====     ====

                      NET CASH COLLECTIONS
[28]  [19]            Total Cash Collections           30.52      27.13     3.38     103.9%      92.4%    11.5%
[29]  [26]            Total Cash Expenses              (3.66)     (3.53)    0.13)    (12.5%)    (12.0%)   (0.4%)
[30]                  Movement in Expense Account       0.40       0.00     0.40       1.4%       0.0%     1.4%
[31]                  Interest Payments               (13.76)    (13.93)    0.17     (46.9%)    (47.4%)    0.6%
[32]                  Swap Payments                     0.27      (0.24)    0.51       0.9%      (0.8%)    1.7%
                                                       -----      -----     ----     ------      -----    -----

[33] Sum of [28]..[32] TOTAL                           13.77       9.43     4.34      49.9%      32.1%    14.8%
                                                       =====      =====     ====     ======      =====    =====

[34]                  PRINCIPAL PAYMENTS
                      Subclass A1                       0.00       0.00     0.00       0.0%       0.0%     0.0%
                      Subclass A2                      12.46       8.10     4.36      42.4%      27.6%    14.8%
                      Subclass B                        1.10       1.12    (0.02)      3.7%       3.8%    (0.1%)
                      Subclass C                        0.21       0.21     0.00       0.7%       0.7%    (0.0%)
                      Subclass D                        0.00       0.00     0.00       0.0%       0.0%     0.0%
                                                       -----       ----     ----      -----      -----    -----
                      Total                            13.77       9.43     4.34      46.9%      32.1%    14.8%
                                                       =====       ====     ====      =====      =====    =====

                      Debt Balances at June 15, 2000
                      Subclass A1                     340.00     340.00
                      Subclass A2                     199.82     193.59
                      Subclass B                       75.20      75.04
                      Subclass C                       84.23      84.20
                      Subclass D                       80.00      80.00
                                                      ------     ------
                                                      779.25     772.83
                                                      ======     ======

Note                     Report Line Name                          Description
----                     ----------------                          -----------
                         CASH COLLECTIONS
[1]                      Lease Rentals.........................    Assumptions as per the June 1998 Prospectus
[2]                      - Renegotiated Leases                     Change in contracted rental cash flow caused by a
                                                                   renegotiated lease
[3]                      - Rental Resets.......................    Re-leasing events where new lease rate deviated from the
                                                                   1998 Base Case
[4]                      - Aircraft Sales                          Revenue foregone as a result of aircraft sales
[5] Sum of [1]..[4]      Contracted Lease Rentals..............    Current Contracted Lease Rentals due as at the latest
                                                                   Calculation Date
[6]                      Movement in Current Arrears Balance ..    Current contracted lease rentals not received as at the
                                                                   latest Calculation Date, excluding Bad Debts
[7]                      Less Net Stress related Costs
[8]                      - Bad debts...........................    Arrears owed by former lessees and deemed irrecoverable
[9]                      - Deferred Arrears Balances...........    Current arrears that have been capitalised and
                                                                   restructured as a Note Payable
[10]                     - Security deposits drawn down........    Security deposits received following a lessee default
[11]                     - AOG.................................    Loss of rental due to an aircraft being off-lease and
                                                                   non-revenue earning
[12]                     - Other Leasing Income................    Includes lease termination payments, rental guarantees
                                                                   and late payment charges
[13]                     - Repossession........................    Legal and technical costs incurred in repossessing
                                                                   aircraft.
[14] Sum of [8]..[13]    Sub-total
[15] [5]+[6]+[14]        Net Lease Rentals.....................    Contracted Lease Rentals less Movement in Current
                                                                   Arrears Balance and Net Stress related costs
[16]                     Interest Earned.......................    Interest earned on monthly cash balances
[17]                     Aircraft Sales                            Gross cash receipts from aircraft sales.
[18]                     Net Maintenance.......................    Maintenance Revenue Reserve received less and
                                                                   reimbursements to lessees
[19] Sum of [15]..[18]   Total Cash Collections................    Net Lease Rentals + Interest Earned + Net Maintenance

                         CASH EXPENSES
                         Aircraft Operating Expenses...........    All operational costs related to the leasing of aircraft.
[20]                     - Insurance...........................    Premium for contingent insurance policies
[21]                     - Releasing and other.................    Costs associated with transferring an aircraft from one
                                                                   lessee to another
[22]   [23]+[24]         Sub-total
                         SG&A Expenses
[23]                     Aircraft Servicer Fees................    Monthly and annual fees paid to Aircraft Servicer
                         - Retainer Fee........................    Fixed amount per month per aircraft
                         - Rent Collected......................    1.25% of rental received for the month
                         - Incentive Fee.......................    Annual fee paid to Servicer for performance above an
                                                                   annually agreed target
                         - Sales Fee...........................    Fee paid to Servicer on sale of an aircraft
[24] [23]                Sub-total
[25]                     Other Servicer Fees...................    Administrative Agent, trustee and professional fees paid
                                                                   to other service providers
[26]  [24]+[25]          Sub-total
[27]  [22]+[26]          Total Cash Expenses...................    Aircraft Operating Expenses + SG&A Expenses

                         NET CASH COLLECTIONS
[28]  [19]               Total Cash Collections................    Line 16 above
[29]  [26]               Total Cash Expenses...................    Line 24 above
[30]                     Movement in Expense Account               Relates to reduction in accrued expense amounts
[31]                     Interest Payments.....................    Interest paid on all outstanding debt
[32]                     Swap payments                             Net swap payments (paid)/received
[34]                     Principal payments                        Principal payments on debt

 AerCo Cashflow Performance for the Period from July 15, 1998 to June 15, 2000

       Comparison of Actual Cashflows versus Adjusted Base Case Cashflows

                                                                                             % of 1998 Lease Rentals
                                                                                          under the adjusted Base Case
                                                                    Adjusted                       Adjusted
                                                           Actual   Base Case   Variance   Actual  Base Case   Variance
                                                           ------   ---------   --------   ------  ---------   --------
                                                           (All amounts in US dollars
                                                            unless otherwise stated)
                   CASH COLLECTIONS
[1]                Lease Rentals                           224.02      224.02       0.00   100.0%     100.0%        0.0%
[2]                - Renegotiated Leases                    (1.01)       0.00      (1.01)   (0.5%)      0.0%       (0.5%)
[3]                - Rental Resets                          (4.23)       0.00      (4.23)   (1.9%)      0.0%       (1.9%)
[4]                - Aircraft Sales                         (5.30)      (5.30)      0.00    (2.4%)     (2.4%)       0.0%
                                                           ------      ------       ----   ------     ------       -----

[5] Sum of [1]..[5] Contracted Lease Rentals               213.48      218.72      (5.24)   95.3%      97.6%       (2.3%)
[6]                Movement in Current Arrears Balance      (2.70)       0.00      (2.70)   (1.2%)      0.0%       (1.2%)
[7]                less Net Stress Related Costs
[8]                - Bad Debts                               0.00       (2.24)      2.24     0.0%      (1.0%)       1.0%
[9]                - Deferred Arrears Balance               (1.96)       0.00      (1.96)   (0.9%)      0.0%       (0.9%)
[10]               - Security Deposits drawn down            0.90        0.00       0.90     0.4%       0.0%        0.4%
[11]               - AOG                                     0.00       (9.41)      9.41     0.0%      (4.2%)       4.2%
[12]               - Other Leasing Income                    0.25        0.00       0.25     0.1%       0.0%        0.1%
[13]               - Repossession                            0.00       (1.75)      1.75     0.0%      (0.8%)       0.8%
                                                           ------      ------      -----     ----     ------        ----
[14] Sum of [8]..[13] Sub-total                             (0.81)     (13.40)     12.59    (0.4%)     (6.0%)       5.6%

[15]  [5] + [6] +  Net Lease Rental                        209.97      205.32       4.64    93.7%      91.7%       2.1%
[16]               Interest Earned                           6.17        4.30       1.87     2.8%       1.9%       0.8%
[17]               Aircraft Sales                           28.51       28.51       0.00    12.7%      12.7%       0.0%
[18]               Net Maintenance                         (12.72)       0.00     (12.72)   (5.7%)      0.0%      (5.7%)
                                                           ------      ------      -----   ------     ------       ----
[19] Sum of [15]..[18] Total Cash Collections              231.92      238.13      (6.21)  103.5%     106.3%      (2.8%)
                                                           ======      ======      =====   ======     ======       ====

                   CASH EXPENSES
                   Aircraft Operating Expenses
[20]               - Insurance                              (1.01)       0.00      (1.01)   (0.5%)      0.0%      (0.5%)
[21]               - Re-leasing and other overheads         (6.93)      (4.48)     (2.45)   (3.1%)     (2.0%)     (1.1%)
                                                             ----        ----       ----     ----       ----       ----
[22]  [20] + [21]  Sub-total                                (7.95)      (4.48)     (3.47)   (3.5%)     (2.0%)     (1.5%)
                   SG&A Expenses
[23]               Aircraft Servicer Fees
                   - Retainer Fee                           (1.68)      (3.16)      1.48    (0.7%)     (1.4%)      0.7%
                   - Rent Collected Fee                     (1.92)       0.00      (1.92)   (0.9%)      0.0%      (0.9%)
                   - Incentive Fee                          (1.21)      (1.88)      0.67    (0.5%)     (0.8%)      0.3%
                   - Sales Fee                              (0.66)      (0.66)      0.00    (0.3%)     (0.3%)      0.0%
                                                           ------      ------       ----     ----       ----       ----
[24]  [23]         Sub-total                                (5.46)      (5.70)      0.24    (2.4%)     (2.5%)      0.1%
[25]               Other Servicer Fees                      (9.86)      (9.98)      0.12    (4.4%)     (4.5%)      0.1%
                                                           ------      ------       ----     ----       ----       ----
[26]  [24] + [25]  Sub-total                               (15.32)     (15.67)      0.36    (6.8%)     (7.0%)      0.2%
                                                            =====       =====       ====    =====       ====       ====
                                                            -----       -----       ----    -----       ----       ----
[27]  [26] + [22]  Total Cash Expenses                     (23.26)     (20.15)     (3.11)  (10.4%)     (9.0%)     (1.4%)
                                                            =====       =====       ====    =====       ====       ====

                   NET CASH COLLECTIONS
[28]  [19]         Total Cash Collections                  231.92      238.13      (6.21)  103.5%     106.3%      (2.8%)
[29]  [26]         Total Cash Expenses                     (23.26)     (20.15)     (3.11)  (10.4%)     (9.0%)     (1.4%)
[30]               Movement on Expense Account               0.40        0.00       0.40     0.2%       0.0%       0.2%
[31]               Interest Payments                      (106.04)    (108.96)      2.93   (47.3%)    (48.6%)      1.3%
[32]               Swap Payments                            (2.27)      (1.84)     (0.43)   (1.0%)     (0.8%)     (0.2%)
                                                           ------      ------       ----    -----     ------       ----
[33] Sum of [28]..[31] TOTAL                               100.75      107.18      (6.43)   45.0%      47.8%      (2.9%)
                                                           ======      ======       ====    =====      =====       ====
[34]               PRINCIPAL PAYMENTS
                   Subclass A1                               0.00        0.00       0.00     0.0%       0.0%       0.0%
                   Subclass A2                              90.18       96.41      (6.23)   40.3%      43.0%      (2.8%)
                   Subclass B                                9.80        9.96      (0.16)    4.4%       4.5%      (0.1%)
                   Subclass C                                0.77        0.80      (0.03)    0.3%       0.4%      (0.0%)
                   Subclass D                                0.00        0.00       0.00     0.0%       0.0%       0.0%
                                                           ------      ------      -----    -----      -----       ----
                   Total                                   100.75      107.18      (6.43)   45.0%      47.8%      (2.9%)
                                                           ======      ======       ====    =====      =====       ====
                   Debt Balances at June 15, 2000
                   Subclass A1                             340.00      340.00
                   Subclass A2                             199.82      193.59
                   Subclass B                               75.20       75.04
                   Subclass C                               84.23       84.20
                   Subclass D                               80.00       80.00
                                                           ------      ------
                                                           779.25      772.83
                                                           ======      ======

Coverage Ratios                                                             Adjusted
                                                 Closing       Actual      Base Case
      Net Cash Collections                                      100.7          107.2
      Add Back Interest and Swap Payments                       108.3          110.8

a     Net Cash Collections                                      209.1          218.0
      (excl. interest and swap payments)
b     Swaps                                                       2.3            1.8
c     Class A Interest                                           65.2           67.3
d     Class A Minimum                                             4.4            4.4
e     Class B Interest                                            9.5            9.9
f     Class B Minimum                                             5.8            5.8
g     Class C Interest                                           11.3           11.7
h     Class C Minimum                                             0.0            0.0
i     Class D Interest                                           13.1           13.0
j     Class D Minimum                                               -              -
k     Class A Scheduled                                             -              -
l     Class B Scheduled                                           3.1            4.2
m     Class C Scheduled                                           0.7            0.8
n     Class D Scheduled                                             -              -
o     Permitted Aircraft Modifications                              -              -
p     Step-up Interest                                              -              -
q     Class A Supplemental                                       84.3           92.0
r     Class E Primary Interest                                    7.0            7.0
s     Class B Supplemental                                        0.9              -
t     Class A Outstanding                                         1.5              -
                                                                -----          -----

      Total                                                     209.1          218.0
                                                                -----          -----
(i)   Interest Coverage Ratio
      Class A                                                    3.10           3.15  = a/(b+c)
      Class B                                                    2.57           2.61  = a/(b+c+d+e)
      Class C                                                    2.12           2.16  = a/(b+c+d+e+f+g)
      Class D                                                    1.87           1.91  = a/(b+c+d+e+f+g+h+i)

(ii)  Debt Coverage Ratio
      Class A                                                    1.87           1.91  = a/(b+c+d+e+f+g+h+I+j+k)
      Class B                                                    1.82           1.84  = a/(b+c+d+e+f+g+h+I+j+k+l)
      Class C                                                    1.81           1.83  = a/(b+c+d+e+f+g+h+I+j+k+l+m)
      Class D                                                    1.81           1.83  = a/(b+c+d+e+f+g+h+I+j+k+l+m+n)

      Loan to Value Ratios (in US Dollars)
(iii) Assumed Portfolio Value                951,973,000                 852,539,458
(iv)  Adjusted Portfolio Value                            843,519,866
      Liquidity Reserve Amount
      Of which - Cash                         56,156,000   56,304,000     56,156,000
                    - Accrued Expenses                      5,000,000
                    - Letters of Credit
                                             -----------  -----------    -----------
      Subtotal                                56,156,000   61,304,000     56,156,000
      Less Lessee Security Deposits           16,156,000   16,304,000     16,156,000
      Subtotal                                40,000,000   45,000,000     40,000,000
(v)   Total Asset Value                      991,973,000  888,519,866    892,539,458

      Note Balances as at June 15, 2000
      Class A                                 630,00,000  539,822,000    533,589,000
      Class B                                 85,000,000   75,196,000     75,036,000
      Class C                                 85,000,000   84,234,000     84,200,000
      Class D                                 80,000,000       80,000     80,000,000
                                             -----------  -----------    -----------
                                             880,000,000  779,252,000    772,825,000


(i)   Adjusted Base Case equals the 1998 Base Case adjusted for aircraft sales.

(ii) Interest Coverage Ratio is equal to Net Cash Collections (excl. interest and swap payments) expressed as a ratio of the interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes

(iii) Debt Service Ratio is equal to Net Cash Collections (excl. interest and swap payments) expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Note plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

(iv) Assumed Portfolio Value represents the Initial Appraised Value of each aircraft in the Portfolio multiplied by the Depreciation Factor at Calculation Date divided by the Depreciation Factor at Closing Date.

(v) Adjusted Portfolio Value represents the Base Value of each aircraft in the Portfolio as determined by the most recent Appraisal multiplied by the Depreciation Factor at Calculation Date divided by the Depreciation Factor on July 15, 1998.

     The lower of the Assumed Portfolio Value or 105% of the Adjusted Portfolio Value is used to calculate the principal repayment amounts to Noteholders

(vi) Total Asset Value is equal to Total Assumed Portfolio Value plus Liquidity Reserve Amount minus Lessee Security Deposits.

                               Portfolio Details
         All amounts in thousands of US dollars unless otherwise stated

                             Country of                                                                         Date of
                             Current                                          Engine             Serial         Manufacture/
       Region (1)            Lessee        Lessee          Aircraft Type      Configuration      Number         Conversion
       ----------            ------        ------          -------------      -------------      ------         ----------
1.     Asia - Emerging       China         China Xinjiang  B757-200           RB211-535E4        26153          Aug 92
2.                           China         Yunnan          B737-300           CFM56-3C1          26068          Jun 92
3.                           India         Indian Airlines A300B4-200         CF6-50C2           240            May 83
4.                           Philippines   PAL             B737-300           CFM56-3B1          24465          Aug 89
5.                           Philippines   PAL             B737-300           CFM56-3B1          24677          Mar 90
6.                           South Korea   Asiana          B737-400           CFM56-3C1          25764          Jul 92
7.                           South Korea   Asiana          B737-400           CFM56-3C1          25765          Jul 92
8.                           Taiwan        FEAT            MD83               JT8D-219           49952          Dec 91
Sub-total
9.     Europe - Developed    Italy         Air Europe      A320               CFM5-5A1           85             Feb 90
10.                          Spain         Spanair         B767-300ER         PW4060             24999          Feb 91
11.                          Spain         Spanair         MD83               JT8D-219           49627          Apr 89
12.                          Spain         Spanair         MD83               JT8D-219           49790          Oct 89
13.                          UK            Air 2000        B757-200           RB211-535E4        26158          Feb 93
14.                          UK            Airtours        A320-200           CFM56-5A3          299            Apr 92
15.                          UK            Airtours        A320-200           V2500-A1           362            Nov 92
16.                          UK            BMA             B737-400           CFM56-3C1          23868          Oct 88
17.                          UK            Monarch         A320-200           CFM56-5A3          391            Feb 93
Sub-total
18.    Europe - Emerging     Hungary       Malev           B737-300           CFM56-3C1          24909          Apr 91
19.                          Turkey        Pegasus         B737-400           CFM56-3C1          23979          Jan 89
20.                          Turkey        Peagsus         B737-400           CFM56-3C1          24685          May 90
21.                          Turkey        Sun Express     B737-300           CFM56-3C1          24908          Mar 91
22.                          Turkey        THY             B737-400           CFM56-3C1          24904          Feb 91
23.                          Turkey        THY             B737-400           CFM56-3C1          26066          Jun 92
Sub-total
24.    Latin America         Brazil        TAM             Fokker 100         TAY650-15          11341          Aug 91
25.                          Brazil        TAM             Fokker 100         TAY650-15          11350          Apr 92
26.                          Brazil        TAM             Fokker 100         TAY650-15          11351          Sep 91
27.                          Brazil        Nordeste        B737-500           CFM56-3C1          26067          Jun 92
28.                          Chile         AILL (1)        DC8-71F            CFM56-2C1          46040          Mar 91
29.                          Columbia      Avianca         B757-200           RB211-535E4        26152          Aug 92
Sub-total
30.    North America         Canada        Air Canada      A320-200           CFM56-5A1          403            Dec 93
31.                          USA           BAX Global      DC8-71F            CFM56-2C1          46064          Mar 92
32.                          Canada        Air Canada      B767-300ER         PW4060             24947          Mar 91
33.                          USA           Tower Air       B747-200           JT9D-7Q            22496          Oct 81
Sub-total

       Total
(Table to be continued)

(Table - continued)
                              Appraised Value
                             at February 18,      % of        % of
       Region (1)                        2000    Total       Region
       ----------                        ----    -----       ------
1.     Asia - Emerging                39,400     4.6%
2.                                    24,103     2.8%
3.                                    11,187     1.3%
4.                                    20,233     2.4%
5.                                    20,990     2.5%
6.                                    25,353     3.0%
7.                                    25,563     3.0%
8.                                    21,867     2.6%
Sub-total                                                   22.2%
9.     Europe - Developed             25,427     3.0%
10.                                   57,383     6.8%
11.                                   19,393     2.3%
12.                                   19,693     2.3%
13.                                   40,547     4.8%
14.                                   28,860     3.4%
15.                                   29,170     3.4%
16.                                   21,460     2.5%
17.                                   30,523     3.6%
Sub-total                                                   32.1%
18.    Europe - Emerging              22,943     2.7%
19.                                   21,797     2.6%
20.                                   24,807     2.9%
21.                                   22,880     2.7%
22.                                   25,583     3.0%
23.                                   25,743     3.0%
Sub-total                                                   16.9%
24.    Latin America                  13,270     1.6%
25.                                   13,393     1.6%
26.                                   13,360     1.6%
27.                                   21,217     2.5%
28.                                   15,353     1.8%
29.                                   38,527     4.5%
Sub-total                                                   13.6%
30.    North America                  29,907     3.5%
31.                                   13,927     1.6%
32.                                   58,620     6.9%
33.                                   27,003     3.2%
Sub-total                             ------   ------       15.2%
                                                           ------
       Total                         849,482   100.0%      100.0%
                                     =======   ======      ======


1.   Regions are defined according to MSCI designations.

2. Aircraft International Leasing Limited is an indirect 100% subsidiary of Lan Chile.

3.   Total number of lessees = 23

4.   Total number of countries = 15